PROMISSORY NOTE

From:  Global Tech International, Inc.

To:    TICO

Date:  July 30, 2009

Amount: $ 500.00

One hundred eighty days after date, Global Tech International, Inc promises to pay to the order of TICO Five Hundred and 00/100 Dollars ($500.00) at 8% interest rate per annum.  This note is secured by Global Tech International, Inc. present and future goods, including (but not limited to) equipment and inventory, and all of debtor's present and future intangible collateral, including (but not limited to) pure intangibles, i.e. accounts and general intangibles, and semi-intangibles, i.e. documents, instruments, and chattel paper.

Global Tech International, Inc.

By: ______________________________________

      Majlinda Xhuti, CFO

Due Date: January 30, 2010

GTINto Tico.doc